SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D
(Amendment No.     )

Alliance Bankshares Corporation

(Name of Issuer)

Common Stock, $4.00 par value

(Title of Class of Securities)

018535104

(CUSIP Number)

John W. Edgemond

42660 John Mosby Highway

Chantilly, Virginia  20152

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 018535104

1.	Names of Reporting Persons John W. Edgemond

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 372,787

	8.	Shared Voting Power 372,787

	9.	Sole Dispositive Power 372,787

	10.	Shared Dispositive Power 372,787

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,787

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒ Excludes 7,100 shares owned by Mr. Edgemond’s spouse for which he disclaims beneficial ownership

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person* IN

CUSIP No. 018535104

1.	Names of Reporting Persons John W. Edgemond Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF, WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 372,787

	8.	Shared Voting Power 372,787

	9.	Sole Dispositive Power 372,787

	10.	Shared Dispositive Power 372,787

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,787

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒ Excludes 7,100 shares owned by Mr. Edgemond’s spouse for which the Trust disclaims beneficial ownership

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person* OO

CUSIP No. 018535104

Item 1.	Security and Issuer.

This report relates to the common stock $4.00 par value, of Alliance Bankshares Corporation (the “Company”), a Virginia corporation, the principal office of which is located at 14200 Park Meadow Drive, Suite 200 South, Chantilly, Virginia  20151.

Item 2.	Identity and Background.

John W. Edgemond:  Mr. Edgemonds’ business address is 42660 John Mosby Highway, Chantilly, Virginia  20152.

Mr. Edgemonds’ principal occupation is the owner and president of Greenworks Landscaping, a contract landscape and retail nursery in Chantilly, Virginia, which he founded in 1987.

The reporting persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

The reporting persons have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Edgemond is a citizen of the United States, and the Trust is organized under the laws of Virginia.

Item 3.	Source and Amount of Funds or Other Consideration.
All purchases have been made using the reporting person’s personal funds, and/or working capital of a trust for the benefit of members of his family. No portion of such funds has been borrowed.

Item 4.	Purpose of Transaction.

All of the shares of common stock, the acquisition of which is disclosed hereby, were acquired for investment purposes.  The reporting persons are acting on their own behalf as significant stockholders of the Company, and not on the behalf of any other person or entity.  The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.  The reporting persons have no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4, except that:

•      Mr. Edgemond has engaged in discussions, and plans to continue discussions with management and directors of the Company with respect to the Company’s strategic options, including the possible merger, sale or consolidation of the Company, or the sale of all or substantially all of the Company’s assets for the purpose of enhancing long term shareholder value (“strategic options”);

•      Mr. Edgemond has engaged in discussions with other shareholders of the Company with respect to the strategic options and the current management of the Company and expects to request a shareholder list from the Company in order to ascertain other shareholders’ views and intentions;

•      Mr. Edgemond may propose for inclusion in the Company’ proxy materials an advisory vote for review of the Company’s strategic options;

•      Mr. Edgemond has no present intention of effecting any change in the current board of directors or management of the Company, but may in the future consider endorsing or proposing candidates for election as director in opposition to the nominees of management of the Company.

Item 5.	Interest in Securities of the Issuer.
All percentages given for ownership of the outstanding common stock are based upon 5,106,819 shares of

CUSIP No. 018535104

common stock outstanding as of November 10, 2008, as reported on the Company’s Form 10-Q for the quarter ended September 30, 2008.

(a)           As of the date of this filing,  the reporting persons beneficially own an aggregate of 372,787 shares of common stock representing 7.3% of the outstanding shares.

(b)           The reporting persons possess sole power to vote and dispose of: an aggregate of 372,787 shares of common stock.

                The reporting persons possess shared power to vote/dispose of: an aggregate of 372,787 shares of common stock.

(c)           No transactions.

(d)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

Item 7.	Material to be Filed as Exhibits.
None.

[Remainder of page intentionally blank.]

CUSIP No. 018535104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

January 13, 2009	John W. Edgemond

/s/ John W. Edgemond
John W. Edgemond

John W. Edgemond Trust

/s/ John W. Edgemond
John W. Edgemond, Trustee